

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2020

Fredrick Eliasson
Executive Vice President and Chief Financial Officer
Change Healthcare, Inc.
3055 Lebanon Pike
Suite 1000
Nashville, TN 37214

> **Re: Change Healthcare, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2020**
> **Filed June 4, 2020**
> **File No. 001-38961**

Dear Mr. Eliasson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology